Room 4561

							August 4, 2005


David W. Odell
Chief Financial Officer
Hyperion Solutions Corporation
1344 Crossman Avenue
Sunnyvale, CA  94089

Re:	Hyperion Solutions Corporation
Forms 8-K filed on July 21, 2005, April 21, 2005, January 31,
2005,
October 27, 2004 and July 21, 2004
Form 10-Q for the quarter ended March 31, 2005, filed on May 10,
2005
	File No. 0-26934

Dear Mr. Odell:

      We have reviewed your responses to the comments raised in our letter dated June 28, 2005 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. With regard to your future disclosures surrounding auction rate securities we have the following comments:

a. Explain that the reason for the reclassification was to comply with SFAS No. 95. Please note that we do not agree with your characterization of the reclassification, in the Form 8-K filed on April 21, 2005, as being "based on the latest interpretation of cash equivalents."

b. Justify the classification of these securities as current by describing how you determined that that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period.



	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443, Stephen Krikorian at (202) 551-3488 or me at (202) 551-3226
with any questions.

Sincerely,



      Craig D. Wilson
      Senior Assistant Chief Accountant




David W. Odell
Hyperion Solutions Corporation
August 4, 2005
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